Exhibit 8.1

List of Principal Subsidiaries

Subsidiaries.	Jurisdiction	Short Name

Enel Distribución Chile S.A.	Chile	Enel Distribución Chile
Enel Generación Chile S.A.	Chile	Enel Generación Chile